Exhibit 99.1
NEWS RELEASE

RepliCel Provides Update on Shiseido License and Co-Development for RCH-01
VANCOUVER, BC – September 26 2016 - RepliCel Life Sciences Inc. (OTCQB: REPCD) (TSXV: RP) (Frankfurt: P6P2), (“RepliCel” or the “Company”), a clinical-stage regenerative medicine company focused on the development of autologous cell therapies, is pleased to provide an update on the  licensing and co-development of its RCH-01 product with Shiseido Company.
As announced in July, RepliCel's RCH-01 product, for the treatment of androgenetic alopecia, is now under clinical investigation at Tokyo Medical University Hospital and Toho University Ohasi Medical Center, by Drs. Tsuboi and Niiyama.
The product being tested in the clinical study, RCH-01, is an autologous cell therapy developed by RepliCel. Shiseido has an exclusive marketing license to the product for certain Asian countries under a License and Co-development Agreement signed by the parties in 2013.
The study is being financed by Shiseido Company and each product being injected will be manufactured by Shiseido at their SPEC (Cell-Processing and Expansion Center) facility in Kobe, Japan. RepliCel helped Shiseido design, validate, and prepare the SPEC facility for certification by Japan's PMDA (Pharmaceuticals and Medical Device Agency). Shiseido’s SPEC team was also trained by RepliCel and Innovacell in the GMP (Good Manufacturing Practice) compliant production protocols for RCH-01.
While Shiseido's manufacturing facility is certified by the Japanese PMDA, the clinical study is hospital-initiated and governed which means that Shiseido's role in the trial is restricted to funding and manufacturing.  Any eventual commercialization of the product in Japan as a result of this study would be done as a treatment provided in partnership with hospitals under the authority of the Ministry of Health, Labor and Welfare and its Act on the Safety of Regenerative Medicine.
"The pathway under which Shiseido has decided to conduct clinical investigation of RCH-01 in Japan means the product may be the subject of early commercialization in Japan," stated RepliCel's President and Chief Executive Officer, R. Lee Buckler "While we are unclear how the clinical strategy Shiseido is pursuing may impact the product's commercialization in their markets, we remain supportive of Shiseido's decisions," continued Buckler.
"Since the license and co-development agreement was executed with Shiseido in 2013, RCH-01 has been carefully co-developed by the parties through a Joint Steering Committee established and governed by the agreement," stated RepliCel's Board Chairman and former CEO, David Hall. "The parties have been consistently cooperative and transparent as we work to collaboratively address the challenges and optimal product development strategy for RCH-01," continued Hall.
"Because of financial constraints, RepliCel has not been able to proceed with its previously announced plans to initiate a phase 2 clinical trial of RCH-01," stated RepliCel's Buckler.  "This has caused Shiseido to allege breach of our co-development obligations which we deny and vigorously oppose.  While there is a clear obligation on our part to transfer data from such a trial when it is available, there is no express or implied obligations in the agreement as to when such a trial would have to be initiated or completed," continued Buckler.

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RepliCel owns unfettered market and development rights to RCH-01 outside of Shiseido's territory in Asia. In the Agreement there are milestone payments and sales royalties flowing from eventual commercialization of the product in Shiseido's territory. "In a worst case scenario wherein Shiseido is able to show breach of contract by RepliCel, we may lose some or all rights to milestone and royalty payments from Shiseido but still be in a position to capitalize on the product's enormous potential everywhere else in the world. In the meantime, we remain steadfast to our position that the mutual obligations in the agreement remain intact," Buckler concluded.
In the Agreement, Shiseido committed to sharing the clinical data from this study with RepliCel thus further strengthening the collective data package being created on RCH-01. While such data may be sufficient for Shiseido to bring RCH-01 to market in Japan, it will also be valuable to RepliCel to inform further product development and clinical testing decisions, for use in submissions to other regulatory agencies, and/or to support license negotiations for this product to parties for market rights outside of Shiseido’s exclusive territory.
Since the signing of the development Agreement, RepliCel has been working closely with Shiseido on the technology transfer, optimizing several features of the product's manufacturing, and continuing to add to the body of science as it relates to the product and its intended function.
"We are excited that RCH-01 has the potential to be launched in the Japanese market by Shiseido sooner than anywhere else in the world," stated RepliCel CEO, R. Lee Buckler, "and in the interim we continue to actively explore our global development and commercialization options for the product."

About RCH-01

RCH-01 is an autologous cell therapy utilizing dermal sheath cup (DSC) cells isolated from the hair follicle to treat androgenetic alopecia.  To manufacture RCH-01, dermal sheath cup cells are isolated from a small punch biopsy taken from the back of a subject’s scalp.  These cells are replicated in a GMP compliant cell production facility and the cells are then injected into balding areas on the same subject’s scalp.  In clinical trials, after injections are performed, subjects return to the clinic at regular intervals for assessment of total, terminal and vellus hair density and cumulative hair thickness, as well as for safety and data collection.

Since signing the regional licensing and co-development agreement, ReplCel and Shiseido have optimized the product and its manufacturing including building, validating, and obtaining PMDA certification of Shiseido's facility purpose-built for this product, successfully completed the transfer of the manufacturing protocols and the product manufacturing validations, selected the clinical sites, trained all related personnel, and obtained regulatory clearance for the clinical study.

Market: $3.5 billion was spent on hair loss treatments in 2015 according to the Washington Post, with $2.5 billion of this spent on surgical procedures according to the International Society of Hair Restoration Surgery. We believe RCH-01 has the potential to capture a good percentage of that surgical expenditure, but also to significantly grow the market as most hair loss sufferers elect to avoid hair transplant surgery due to the invasiveness and variability associated with the procedure.

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About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company’s product pipeline is comprised of two ongoing clinical trials (RCT-01 for tendon repair and RCS-01 for skin rejuvenation) as well as its RCH-01 hair restoration product under exclusive license by Shiseido Company for certain Asian countries.

All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles. RepliCel has also developed a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / lee@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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